Grant F. Adamson Chief Governance Officer Telecopier: (512) 434-3750 e-mail: GrantAdamson@templeinland.com
September 26, 2007
Via EDGAR and Hand Delivery
Mr. Timothy Geishecker
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Guaranty Financial Group (“Guaranty”) Registration Statement on Form 10 Filed August, 10, 2007 File No. 001-33661
Dear Mr. Geishecker:
          This letter is in response to the written comments received from the staff (the “Staff”) of the Division of Corporation Finance contained in the letter dated September 7, 2007, regarding the above referenced filing (the “Comment Letter”). A copy of the Comment Letter is attached for your reference. Our responses correspond to the numbering in the Comment Letter with a brief summary of the comment used as a caption.
          We understand and appreciate the purpose of your review and appreciate the points raised in your comments and look forward to working with you to improve the disclosure in our filing. Accordingly, we are working to clarify and supplement our disclosures in the Form 10 and are simultaneously filing Amendment No. 1 to the Form 10. For your convenience, copies of the amended Form 10 are enclosed and have been marked to show changes from the initial Form 10 filed on August 10, 2007. Page references in this response refer to the pages of the form of information statement included in the amended Form 10.
1.	Please provide a more detailed analysis of how you will comply with Staff Legal Bulletin No. 4.
          We are relying on the guidance in Staff Legal Bulletin No. 4 to conclude that Guaranty is not required to register the issuance of its shares in the spin-off under Section 5 of the Securities Act of 1933, as amended. The five conditions outlined in the legal bulletin are met in our transaction because:
•	Temple-Inland stockholders will not provide any consideration for the Guaranty shares they receive in the spin-off;

•	The spin-off distribution will be pro-rata to Temple-Inland stockholders;
1300 South MoPac Expressway Austin, Texas 78746 Tel 512.434.3745

Mr. Timothy Geishecker
September 26, 2007

•	Temple-Inland is providing adequate information to its stockholders and the trading markets about the spin-off and Guaranty, which is not currently an Exchange Act reporting company, because it is:
o	providing stockholders and the trading markets the Information Statement, which is Exhibit 99.1 to the Form 10, that describes the spin-off and Guaranty and that substantially complies with Regulation 14C under the Exchange Act; and

o	Guaranty is registering the spun-off securities under the Exchange Act by means of the Form 10;
•	Temple-Inland has a valid business purpose for the spin-off as described in the Information Statement beginning on page 22; and

•	Temple-Inland has held the securities of Guaranty for at least two years.
2.	Please revise or indicate where you have provided disclosure, such as selected financial quarterly data, responsive to Item 302 of Regulation S-K.
          We believe we have satisfied the requirements of Item 302 of Regulation S-K by including selected quarterly financial information in Note 18 on pages F-33 and F-34. In addition, interim financial information is included in the Summary Financial Information on page 5, Selected Historical Financial Information on page 42, and in the section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) beginning on page 73.
3.	If appropriate, include a recent developments section which discusses any effects of the recent conditions in the credit market on Guaranty Financial Group.
          We included the risk factor discussing current market conditions on page 11 in an effort to address these concerns. In response to your comment, we have also added a recent developments section in MD&A on page 50.
4.	Either delete the fifth sentence in the preamble (“Additional risks ...”), or expand it into a separate risk factor.
          We believe it is appropriate to advise stockholders that there may be additional risks and uncertainties not presently known to us or that we do not currently believe to be material that may materially adversely affect our business, financial condition, or results of operations, the spin-off, or the trading price of our common stock. In response to your comment, we have deleted the fourth and fifth sentences in the introduction to the Risk Factors on page 10 and have added a separate risk factor on page 18.
5.	Please expand your discussion of the potentially negative factors considered by your board.
          We have revised the disclosure beginning on page 23 to include a discussion, in bullet point format, of the potentially negative factors considered by the board.

Mr. Timothy Geishecker
September 26, 2007

6.	Please revise your pro forma balance sheet to include the $100 million equity contribution from Temple-Inland within your additional paid-in capital line item to be consistent with your footnote (a) disclosure on page 47.
          We have revised our pro forma balance sheet on page 45 to include the $100 million equity contribution within additional paid-in capital.
7. Please provide dilution information if the options are exercised.
          We will not be able to provide the dilution information on page 49 until the distribution ratio is determined. We will provide this information in a future amendment before requesting effectiveness of the registration statement. As we discussed, we request that we be permitted to continue to include this placeholder for the dilution information until it is known.
8.	Please revise to expand your discussion of capital resources. You mention that you spent $43 million on capital expenditures; however, we do not see a discussion regarding them. Please revise in accordance with Item 303(a)(2) of Regulation S-K.
          The $43 million of 2006 capital expenditures was primarily for new branch locations, refurbishing existing branch locations, and information technology systems. We have revised our disclosure on page 69 to include this information and added a similar disclosure on page 77. At year-end 2006 and at June 30, 2007, we had no material commitments for capital expenditures that would require disclosure in accordance with Item 303(a)(2), which we have also disclosed.
9.	Please tell us why the $37 million in restructured operating lease assets are not classified as a nonperforming asset in your table or explain why it was no longer appropriate to classify in this manner subsequent to December 31, 2004.
          We believe it is no longer appropriate to classify the $37 million restructured operating lease assets as non-performing because the lessee is complying with all terms of the restructured agreement including making all required lease payments. In 2003, we classified these assets as non-performing due to the uncertainty of the lessee’s ability to perform. In 2004, the lessee emerged from bankruptcy and, throughout the remainder of 2004 and 2005, the lessee complied with all terms of the restructured lease agreement. As a result, in 2005, we ceased classifying these assets as non-performing. Throughout 2006 and 2007, the lessee has continued to fully comply with all terms of the restructured agreement.
          We have revised our disclosure on page 66 to clarify why these assets are no longer classified as non-performing.
10.	Please revise your disclosure to reflect the impact of the recent change in the discount rate. Refer to Item 305 of Regulation S-K.

Mr. Timothy Geishecker
September 26, 2007

          The recent changes in the discount rate did not materially affect our analysis of interest rate risk at year-end 2006 or at June 30, 2007. As we discussed, before requesting effectiveness of the registration statement, we will provide our analysis of interest rate risk as of September 30, 2007, which will incorporate any effects of the recent changes in the discount rate.
11.	We note that you state that you will appoint members to your various committees, that there will be at least one audit committee financial expert, that committees will be governed by a charter, etc. Please confirm that you will update your disclosure to comply with the provisions of Item 407 of Regulation S-K prior to the spin-off, including the audit committee’s recommendation to include the audited financial statements.
          The current board of Guaranty, which consists of three members of management, has met with the independent registered public accounting firm and made the determination to include the audited financial statements in the registration statement. Our reading of the requirements of Form 10 and Regulation 14C leads us to conclude that the recommendation of the audit committee required by Item 407(d)(3) of Regulation S-K would only be required in the information statement if directors were being elected.
          The Audit Committee appointments may not be made prior to the time we expect to request effectiveness of the registration statement or prior to the time we file and mail the final information statement. If that timing changes and those appointments are made, we will include in the information statement that disclosure and any other disclosure required by Item 407 that is not already contained in the information statement. Alternatively, we would anticipate disclosing that information in a Current Report on Form 8-K that would be filed after such determinations are made.
12.	Please disclose the specific items of company performance and the individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives.
          We have revised the disclosure on page 92 of the information statement to provide further information regarding the expected performance goals and individual objectives to be used by Guaranty’s compensation committee. We are familiar with the interpretive guidance the Staff provided on January 24, 2007 regarding treatment of executive compensation disclosure in a spin-off situation. In preparing the compensation discussion and analysis, we believe it is more meaningful for investors for the narrative discussion to focus on the expected compensation philosophy and policies of Guaranty instead of the historical practices of Temple-Inland. Accordingly, we have disclosed Temple-Inland’s historical 2006 compensation information in the required tabular disclosures with summary narrative disclosure regarding how Temple-Inland determined those amounts. Because that compensation was determined under Temple-Inland’s policies, we believe it is more meaningful for investors for the narrative disclosure to focus on Guaranty’s compensation philosophy and policies and not the historic practices of its parent company. We believe this is especially true in this context when directors are not being elected. Temple-Inland’s historical compensation philosophy and policies are publicly available to investors in Temple-Inland’s 2007 proxy statement.

Mr. Timothy Geishecker
September 26, 2007

13.	Please revise to expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial, operational or other goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of
Regulation S-K.
          Please see our response to comment 12 regarding our explanation for providing summary narrative disclosure regarding historical 2006 compensation determined by Temple-Inland. The parameters we expect Guaranty to use are disclosed beginning on page 92.
14.	We note that you list the companies to which you benchmark. Please disclose the degree to which the Compensation Committee considered such companies comparable to you.
          We have revised the disclosure on page 90 to provide additional information regarding the determination of the peer group that we expect the Guaranty Compensation Committee to consider.
15.	We note that you plan to adopt Guaranty Financial Group Inc. 2007 Stock Incentive Plan. Please tell us what, if any, awards or grants may be made under this plan prior to the closing. To the extent material, disclose the pro forma effects of these incentives.
          We have revised our disclosure on page 92 to clarify that no awards will be made from the Guaranty 2007 Stock Incentive Plan until after the spin-off.
16.	Please revise to provide a more detailed discussion of how and why Mr. Dubuque’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.
          Please see our response to comment 12 regarding our explanation for providing summary narrative disclosure n regarding historical 2006 compensation determined by Temple-Inland. We have revised our disclosure on page 101 to provide a summary of the reasons for Mr. Dubuque’s compensation differences.
17.	We note that the Compensation Committee retains the right to reduce awards. Please revise to disclose whether such discretion was exercised.
          Please see our response to comment 12 regarding our explanation for providing summary narrative disclosure regarding historical 2006 compensation determined by Temple-Inland. The Guaranty Compensation Committee has not yet been named and, accordingly, has taken no actions.

Mr. Timothy Geishecker
September 26, 2007

          We have revised the disclosure on page 102 to clarify that certain awards for Mr. Dubuque are subject to future actions of the compensation committees of each of Guaranty, Forestar, and Temple-Inland.
18.	Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.
          Please see our response to comment 12 regarding our explanation for providing summary narrative disclosure regarding historical 2006 compensation determined by Temple-Inland. We refer you to our disclosure on page 96, which discusses how we expect the Guaranty compensation committee will make these determinations.
19.	Since the form does not require a summary of the agreements, you cannot qualify your description of it in its entirety. Please revise the first paragraph on page 110 and in other areas of your disclosure where you have made similar qualifications, such as in the section on Indemnification of Directors and Officers on page 122.
          We have revised the disclosure on pages 111 and 124 in response to the comment.
20.	We note that you have not adopted a written policy for the review, approval and ratification of related party transactions. Please revise to include the types of transactions to be covered and the standards to be applied under such policy.
          We have revised the disclosure on page 111 to include the types of transactions we expect to be covered by that policy and the standards to be applied.
          A written policy for the review, approval and ratification of related party transactions will be adopted before requesting effectiveness of the registration statement, and we will revise the disclosure as necessary prior to requesting effectiveness.
21.	Please revise the final bullet on page 111 to clarify whether you or Temple-Inland will be responsible for financial information and statistical data in the registration statement that relates to Guaranty Financial when it was a wholly-owned subsidiary of Temple-Inland.
          We have revised the disclosure on page 113 to clarify the responsibility.
22.	Please revise your disclosure to state whether or not your lending relationships were on substantially the same terms as those prevailing at the time “with persons not related to the lender.”
          We have revised the disclosure on page 117 in response to the comment.

Mr. Timothy Geishecker
September 26, 2007

23.	Please revise to delete disclosure where you state that summaries and descriptions are not complete.
          We have revised the disclosure on pages 118 and 125 in response to the comment.
24.	We note your disclosures on page F-15 which state that you had $635 million of real estate construction loans and $348 million of unfunded commitments as of December 31, 2006 to single asset entities that met the definition of a variable interest entity. Please tell us and revise your filing as necessary to disclose how you determined that you were not the primary beneficiary, and therefore not required to consolidate any of these variable interest entities.
          The $635 million of real estate construction loans and $348 million of commitments discussed on page F-15 are common real estate construction lending arrangements. As a result they do not involve risk or reward participation beyond customary credit risk and interest accrual. We do not participate in any value accretion of the underlying collateral, nor do we have loss exposure beyond our loan or commitment amount.
          We determined that we were not the primary beneficiary and, therefore, not required to consolidate any of these entities because after evaluating them under the provisions of FIN 46R, we concluded that we do not have the majority of the expected loss or the residual returns of these entities.
          The loans involve credit support commitments in one or more of the following forms:
•	Contingent asset purchase or refinancing commitment: typically requires a third-party to repay our loan upon achievement of certain milestones, often completion of the construction and receipt of a certificate of occupancy. The commitment is from a financially strong third party such as a pension or retirement fund and is signed by the borrowing entity, the third party and us. The commitment is exercisable at our sole option, once the conditions required are met.

•	Binding pre-sale agreement: typically requires a financially strong third party to repay our construction loan at completion of the construction. The third party generally then becomes part owner and works with the developer to maximize the property value.

•	Financial guarantee: typically requires the guarantor to financially support repayment of the loan in the event the borrowing entity is unable to repay the loan. The guarantor is usually the developer of the property or an investor and has substantial net worth and access to funds, if necessary. The guarantor agrees to guarantee repayment of the borrowing entity’s debt rather than contributing capital to the entity in an amount sufficient for us to accept the single-asset entity’s credit without the additional support.

Mr. Timothy Geishecker
September 26, 2007

          The other parties to the variable interest entities are not related parties as defined by SFAS No. 57 and typically are the developer, investors, portfolio lenders, or portfolio investors such as pension funds, retirement funds, or real estate investment trusts.
          An example of a typical transaction follows:
•	An established real estate developer has an opportunity to acquire and develop a desirable commercial development tract. The developer has substantial equity in other real estate development projects, including projects that are expected to be completed and sold, generating available cash flow, prior to the completion of the new opportunity.

•	The developer contracts to purchase the tract.

•	The developer forms a limited partnership or similar single asset entity that will hold the tract and contracts with the developer for the developer to perform the planned construction activities.

•	The developer completes the tract purchase and contributes the tract to the single asset entity, or may contribute a portion and sell the remainder to the entity.

•	The single asset entity obtains a loan commitment from us to fund the construction and any amounts owed to the developer for the land purchase. To support repayment of the loan, we require the developer to arrange for one of the above-described credit support commitments.

•	Typically, after construction is completed, the single asset entity sells the property and we are repaid by the single asset entity from the sale proceeds.
          If the project incurs construction or market difficulties, we require the credit support parties to financially support repayment of the loan in the manners described above.
25.	As a related matter, please provide additional information relating to these real estate construction loans and commitments for each period presented in your filing.
          We incorporate the loans discussed in comment 24 and the related response into our determination of our allowance for loan losses determined under SFAS No. 5 (your reference to general reserves). If we would determine one of these loans has characteristics indicating potential impairment, we would consider the probable loan repayment cash flow from the guarantee or take out in our measurement of impairment under SFAS No. 114(your reference to specific reserves). We would update our analysis of guarantor and take out party financial resources when we would evaluate a loan for impairment.
          The allowance for loan losses attributable to these loans was $2.6 million at year-end 2006 and $4.2 million at June 30, 2007, all of which are SFAS No. 5 allowances. The allowance for loan losses attributable to these loans increased because the outstanding balances increased for this category of loans from year-end 2006, principally from new loan commitments.
          For the periods presented, we did not consider any of these loans impaired, on non-accrual status, or restructured, and there has been no change in status since June 30, 2007.

Mr. Timothy Geishecker
September 26, 2007

26.	Please tell us if you have allocated any goodwill to the retail banking operating segment. If so, please tell us how you determined that no goodwill impairment exists as of the balance sheet date for each period presented in your filing.
          We have allocated $107 million of goodwill, which resulted principally from two acquisitions in 1997 and 1999, to our retail banking segment. We have revised our disclosure on page F-26 accordingly. The acquired assets currently represent about 29 percent of our total branch locations and 26 percent of our total deposits.
          We have determined that no goodwill impairment exists because the fair value of the retail banking segment exceeds its carrying amount including the $107 million of goodwill. In determining fair value, we considered estimated segment operating cash flows, generally for 10 years, and estimated terminal cash flow derived from a sale in an orderly transaction of the retail banking segment. We estimated the terminal cash flow using pricing for recent retail banking financial institution sales we have observed through financial press, transactions in which we have been involved, and information from financial institution brokers.
          As disclosed, the method we use to determine segment operating income is not necessarily comparable with other financial institutions and probably differs from the way other market participants might approach valuing our retail banking operations.
27.	Please provide additional information regarding your disclosure on page F-35 that you employ financial models using market-based inputs to determine the fair value of $2.8 billion of your securities.
          The $2.8 billion in securities that we reference as valued using financial models on page F-35 are the same private issuer securities we reference as private issuer Option ARM securities on page F-18. All of the private issuer securities we own, including these securities, carried AAA ratings from both Moody’s and S&P at issuance, and none have been downgraded. We have revised our disclosures on pages F-18 and F-35, and our discussion in Management’s Discussion and Analysis, to clarify this.

          Please see Attachment A for a detail listing of the requested information for each of these securities. We recorded no other-than-temporary impairments in any period presented.
          There are no observable market prices for any of these securities. In many cases, the security structures were designed by the issuers to meet our specific collateral characteristic requirements. Generally, we purchase all of these securities or are one of a few purchasers of these securities.

          We do not use third party models to value these securities. We do use third party models (Bloomberg and Lehman) to generate cash flow projections for the security structures based on parameters we input.

Mr. Timothy Geishecker
September 26, 2007

          Our securities fair value financial models are developed and maintained by Ed Schultze, our Director of Quantitative Analysis. Mr. Schultze holds an MBA in Finance from The University of North Texas and has 24 years of mortgage-backed security and collateralized mortgage obligation cash flow modeling and management experience. Mr. Schultze re-joined Guaranty in 2005, after having served in a number of roles (including Treasurer) for a savings bank in Massachusetts from 1997 to 2004. Mr. Schultze initially worked for Guaranty in a number of roles within its Treasury Division from 1991 to 1997. Prior to that, he worked in two savings bank investment departments and as a fixed income analyst for a local broker / dealer that specialized in mortgage-backed securities.
          Inputs into our valuation models, along with the sources for each are:

Input	Source
Yield spread (represents the spread earned by an investor in a security relative to the swap curve)	Derived using bids obtained from dealers on specific bonds in our portfolio (as explained further below).

Prepayment assumptions on underlying mortgages	Obtained from current dealer research and tailored to each securities combination of index, and underlying loan prepayment penalty and age characteristics.

Cash flow projections	Third-party cash flow model to generate security-specific cash flow projections. The model incorporates our prepayment assumptions and the manner in which the underlying principal and interest flows are distributed among the various tranches in the overall structure including the effects of defaults.
          An overview of our valuation process including how we use benchmarks follows:
1)	We obtain market quotes from investment dealers for several private issuer securities within our portfolio. Each of these securities is utilized in the process as a pricing benchmark for a segment of the portfolio, having characteristics similar to other owned securities. The similar characteristics can include, but are not limited to, product type, credit rating, coupon, margin, age, and presence of prepayment penalty.

2)	We obtain current prepayment assumptions from investment research for mortgage loans similar to those underlying each of the benchmark securities. We input the prepayment assumptions into a cash flow generation model. The model provides projected cash flows for each security, taking into consideration the specific manner in which cash flows are distributed among that pool’s tranches.

3)	We translate the market quote for each benchmark security to a yield spread through an iterative process, solving for the spread to the swap curve implied by the market quote.

Mr. Timothy Geishecker
September 26, 2007

4)	We utilize the resultant yield spread to value the non-benchmark securities by calculating the present value of each of the projected cash flows using the swap curve plus the appropriate benchmark yield spread. The sum of the cash flows represents the estimated current fair value.
* * * * *
          We hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the foregoing has been responsive to the Staff’s comments. We appreciate your interest in working with us to enhance the disclosures in our filing and look forward to working with you toward this end. If you should have any questions or comments regarding this matter, please feel free to contact me.

Very truly yours,
/s/ Grant F. Adamson
Grant F. Adamson Chief Governance Officer

Enclosures

cc:	Scott A. Almy, Guaranty Financial Group Stephen W. Hamilton, Skadden Arps Ernst & Young LLP

Attachment A
Private Issuer Securities

			Cusip	12/31/06	12/31/06	12/31/06	12/31/06	12/31/06	6/30/07	6/30/07	6/30/07	6/30/07	6/30/07
Issuer	Tranche	Index	Number	Par Value	Amortized Cost	Fair Value	Unrealized Gain	Unrealized Loss	Par Value	Amortized Cost	Fair Value	Unrealized Gain	Unrealized Loss

HELD TO MATURITY:

PRICED INTERNALLY
Alternative Loan Trust 2005-41 (Countrywide)	Class 2-A-1	12MTA	12667GR96	116,810,873	118,901,037	119,303,617	402,581		83,114,645	84,668,215	84,701,497	33,282
Alternative Loan Trust 2005-38 (Countrywide)	Class A-2	12MTA	12667GZ22	116,295,579	118,561,664	119,216,924	655,260		86,400,423	88,109,613	88,119,381	9,768
Alternative Loan Trust 2005-51 (Countrywide)	Class 3-A-1	12MTA	12668ACW3	160,407,814	162,956,807	164,037,843	1,081,037		135,719,742	137,775,662	138,381,849	606,188
Alternative Loan Trust 2005-62 (Countrywide)	Class 1-A-2	12MTA	12668ATP0	149,080,752	151,755,904	153,484,597	1,728,693		127,358,944	129,524,487	130,655,411	1,130,923
Alternative Loan Trust 2005-58 (Countrywide)	Class A-3	12MTA	12668AWK7	158,919,457	162,055,276	163,472,500	1,417,224		135,208,028	137,733,061	138,607,946	874,885
Alternative Loan Trust 2005-81 (Countrywide)	Class A-4	12MTA	12668BBR3	177,500,209	181,161,081	183,306,241	2,145,161		155,169,856	158,145,148	159,605,201	1,460,053
Alternative Loan Trust 2005-76 (Countrywide)	Class 1-A-2	12MTA	12668BDD2	153,774,496	156,637,262	157,904,879	1,267,618		136,465,284	138,802,479	139,714,046	911,567
Alternative Loan Trust 2006-OA2	Class A-7	12MTA	126694V88	181,317,443	187,032,051	188,764,150	1,732,099		148,146,865	152,778,245	153,340,202	561,957
Greenpoint Mortgage Funding Trust 2005-AR5	Class I-A-2	12MTA	39538WEC8	103,017,947	105,514,641	106,239,318	724,677		70,537,454	72,354,650	72,173,486		(181,164)
Greenpoint Mortgage Funding Trust 2006-AR3	Class 4-A-3	12MTA	39538WHH4	47,187,188	48,648,556	49,072,788	424,232		42,039,470	43,257,065	43,437,374	180,309
Harborview Mortgage Loan Series 2005-8 Trust	Class 2A3	12MTA	41161PRT2	118,766,218	121,010,541	121,389,764	379,224		80,408,146	81,998,216	82,024,524	26,307
Harborview Mortgage Loan Series 2005-16 Trust	Class 4-A-1-B	12MTA	41161PZD8	38,886,118	39,603,429	40,086,921	483,491		33,891,442	34,472,907	34,799,953	327,046
IndyMac INDX Mortgage Loan Trust 2005-AR16IP	Class A-3	12MTA	45660LUF4	53,124,309	54,320,802	54,176,701		(144,101)	35,862,717	36,690,294	36,417,780		(272,513)
RALI Series 2005-QO1 Trust	Class A-4	12MTA	761118ER5	129,984,712	132,386,557	133,350,017	963,460		105,154,644	107,075,676	107,356,448	280,772
RALI Series 2005-QO5 Trust	Class A-3	12MTA	761118QP6	138,817,193	141,307,421	142,801,247	1,493,825		111,531,886	113,503,948	114,224,702	720,755
Structured Asset Mortgage Investments II Trust 2005-AR4	Class A-2	12MTA	86359LMA4	96,531,927	98,834,764	99,749,337	914,573		68,866,808	70,614,518	70,758,432	143,914
Structured Asset Mortgage Investments II Trust 2005-AR7	Class 5-A-2	12MTA	86359LQT9	49,175,524	49,996,716	50,656,199	659,483		43,920,991	44,603,675	45,056,363	452,688
Structured Asset Mortgage Investments II Trust 2005-AR8	Class A-5	12MTA	86359LSB6	175,822,245	178,744,572	181,126,803	2,382,231		150,388,854	152,739,310	154,032,321	1,293,011
Structured Asset Mortgage Investments II Trust 2006-AR3	Class I-2A-4	12MTA	86360KAH1	84,030,470	86,589,252	87,498,407	909,155		75,416,610	77,560,844	78,094,570	533,727
WaMu Mortgage Pass-Through Certificates Series 2005-AR9 Trust	Class A-2A	12MTA	92922FU97	101,231,396	103,401,678	103,460,511	58,834		68,918,438	70,432,121	70,196,956		(235,166)
WaMu Mortgage Pass-Through Certificates Series 2006-AR17 Trust	Class 2A-1B	COFI	92925DAE0	29,005,226	29,100,180	29,058,596		(41,584)	28,013,310	28,103,717	28,083,793		(19,924)
WaMu Mortgage Pass-Through Certificates Series 2006-AR19 Trust	Class 2A	COFI	933638AD0	25,000,000	25,031,231	24,945,000		(86,231)	24,436,439	24,464,474	24,398,262		(66,212)
WaMu Mortgage Pass-Through Certificates Series 2006-AR19 Trust	Class 2A-1B	COFI	933638AE8	16,000,000	16,000,000	15,945,600		(54,400)	15,639,321	15,639,321	15,614,888		(24,433)
WaMu Mortgage Pass-Through Certificates Series 2006-AR9 Trust	Class 2A	COFI	93363DAB3	73,571,415	73,434,214	73,724,444	290,230		67,947,031	67,820,874	68,071,945	251,071
WaMu Mortgage Pass-Through Certificates Series 2006-AR9 Trust	Class 2A-1B	COFI	93363DAC1	116,893,444	116,493,789	116,988,128	494,339		107,957,179	107,589,693	108,155,649	565,956
WaMu Mortgage Pass-Through Certificates Series 2006-AR15 Trust	Class 2A-1B	COFI	93363QAD0	38,632,101	38,728,436	38,697,003		(31,433)	37,284,598	37,375,686	37,366,689		(8,996)
WaMu Mortgage Pass-Through Certificates Series 2006-AR13 Trust	Class 2A-1B	COFI	93363RAC0	49,024,293	49,100,628	49,094,398		(6,230)	45,765,077	45,832,063	45,865,196	33,134
WaMu Mortgage Pass-Through Certificates Series 2006-AR11 Trust	Class 2A-1B	COFI	93363TAC6	58,535,713	58,709,151	58,607,712		(101,438)	56,272,783	56,438,347	56,367,671		(70,676)
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA3 Trust	Class 5A	COFI	939355AE3	—	—	—		—	136,208,671	136,208,671	136,019,915		(188,756)

				2,757,344,064	2,806,017,637	2,826,159,644	20,607,425	(465,418)	2,414,045,654	2,452,312,980	2,461,642,451	10,397,312	(1,067,840)

PRICED BY THIRD PARTY
Banc of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2003-A	Class 2-A-1	5/1 LIBOR	05948LAE7	7,171,298	7,170,591	7,144,438		(26,153)	6,117,391	6,116,589	6,157,530	40,941
Banc of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2003-D	Class 2-A-3	5/1 LIBOR	05948XBU4	14,469,515	14,489,577	14,161,018		(328,559)	13,059,502	13,069,695	12,875,377		(194,317)
Banc of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2003-H	Class 2-A-2	5/1 LIBOR	05948XTH4	37,600,072	37,702,614	37,819,762	117,148		34,414,170	34,499,245	34,841,677	342,432
Banc of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2003-K	Class 2-A-2	5/1 LIBOR	05948XZH7	43,279,628	43,362,812	42,962,419		(400,393)	39,516,456	39,576,009	39,593,378	17,369
Banc of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2004-H	Class 2-A-1	5/1 LIBOR	05949ARD4	53,811,233	53,890,705	53,121,265		(769,440)	48,370,146	48,408,091	47,521,500		(886,591)
GSR Mortgage Loan Trust 2003-9	Class A2	5/1 LIBOR	36228FWS1	33,689,762	33,721,465	33,376,387		(345,079)	30,109,074	30,115,013	29,849,109		(265,904)
GSR Mortgage Loan Trust 2004-11	Class 2A1	5/1 LIBOR	36242DFS7	53,103,842	53,118,598	52,294,741		(823,857)	47,186,865	47,167,265	46,539,713		(627,552)
				243,125,350	243,456,362	240,880,030	117,148	(2,693,481)	218,773,604	218,951,907	217,378,285	400,742	(1,974,364)

TOTAL HELD TO MATURITY				3,000,469,414	3,049,473,999	3,067,039,673	20,724,573	(3,158,899)	2,632,819,258	2,671,264,887	2,679,020,736	10,798,054	(3,042,205)

AVAILABLE FOR SALE:

PRICED INTERNALLY
WaMu Mortgage Pass-Through Certificates Series 2007-OA5 Trust	Class 2A	COFI	93364BAC4	—	—	—		—	117,686,067	117,594,274	117,483,800		(110,474)
WaMu Mortgage Pass-Through Certificates Series 2007-OA4 Trust	Class 2A	COFI	93364CAC2	—	—	—		—	142,639,090	142,639,090	142,460,791		(178,299)
				—	—	—	—	—	260,325,157	260,233,364	259,944,591	—	(288,773)

PRICED BY THIRD PARTY
Home Savings of America Mortgage Pass-Through Certificates	Class A, Seventh Series	COFI	436904AG1	28,370	28,374	28,392	18		25,143	25,143	24,890		(253)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Seventh Series	COFI	436904AG1	160,765	160,798	160,885	87		142,478	142,478	141,042		(1,436)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Seventh Series	COFI	436904AG1	94,568	94,573	94,639	65		83,810	83,810	82,966		(845)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Seventh Series	COFI	436904AG1	9,457	9,460	9,464	4		8,381	8,381	8,297		(84)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Seventh Series	COFI	436904AG1	236,420	236,455	236,596	142		209,526	209,526	207,415		(2,112)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Seventh Series	COFI	436904AG1	274,247	274,263	274,452	188		243,050	243,050	240,601		(2,449)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Seventh Series	COFI	436904AG1	407,106	407,217	407,411	194		360,797	360,797	357,161		(3,636)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Seventh Series	COFI	436904AG1	28,370	28,373	28,392	18		25,143	25,143	24,890		(253)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eighth Series	COFI	436904AJ5	43,182	43,529	43,070		(459)	40,144	40,461	39,684		(777)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eighth Series	COFI	436904AJ5	43,182	43,889	43,070		(820)	40,144	40,791	39,684		(1,106)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eighth Series	COFI	436904AJ5	431,820	439,608	430,696		(8,911)	401,436	408,558	396,841		(11,717)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eighth Series	COFI	436904AJ5	388,638	391,314	387,627		(3,687)	361,292	363,740	357,157		(6,583)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eighth Series	COFI	436904AJ5	302,274	309,819	301,487		(8,332)	281,005	287,905	277,789		(10,116)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eighth Series	COFI	436904AJ5	21,591	21,984	21,535		(449)	20,072	20,431	19,842		(589)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eighth Series	COFI	436904AJ5	604,549	607,131	602,975		(4,156)	562,010	564,373	555,578		(8,795)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eighth Series	COFI	436904AJ5	180,351	182,515	179,881		(2,634)	167,660	169,640	165,741		(3,899)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eighth Series	COFI	436904AJ5	129,546	130,388	129,209		(1,179)	120,431	121,201	119,052		(2,149)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Tenth Series	COFI	436904AK2	223,872	226,080	228,305	2,226		194,798	196,698	199,112	2,415
Home Savings of America Mortgage Pass-Through Certificates	Class A, Tenth Series	COFI	436904AK2	417,894	418,912	426,170	7,258		363,622	364,489	371,676	7,187
Home Savings of America Mortgage Pass-Through Certificates	Class A, Tenth Series	COFI	436904AK2	89,549	90,375	91,322	947		77,919	78,630	79,645	1,015
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eleventh Series	COFI	436904AL0	113,970	114,671	113,069		(1,602)	109,206	109,867	108,555		(1,312)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eleventh Series	COFI	436904AL0	113,970	115,168	113,069		(2,099)	109,206	110,343	108,555		(1,788)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eleventh Series	COFI	436904AL0	75,980	77,186	75,379		(1,807)	72,804	73,949	72,370		(1,579)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eleventh Series	COFI	436904AL0	197,548	200,944	195,986		(4,958)	189,291	192,513	188,162		(4,351)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eleventh Series	COFI	436904AL0	425,488	426,593	422,124		(4,469)	407,703	408,690	405,272		(3,418)
Home Savings of America Mortgage Pass-Through Certificates	Class A, Eleventh Series	COFI	436904AL0	501,468	513,424	497,503		(15,920)	480,507	491,850	477,642		(14,208)
				5,544,175	5,593,043	5,542,707	11,147	(61,484)	5,097,579	5,142,457	5,069,617	10,617	(83,457)

TOTAL AVAILABLE FOR SALE				5,544,175	5,593,043	5,542,707	11,147	(61,484)	265,422,735	265,375,821	265,014,208	10,617	(372,230)

TOTAL PRIVATE ISSUER SECURTIES				3,006,013,589	3,055,067,042	3,072,582,380	20,735,720	(3,220,382)	2,898,241,993	2,936,640,708	2,944,034,944	10,808,671	(3,414,435)